Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8083

Fax: 484-583-8182

Email: kristen.winsko@lfg.com

VIA EDGAR

August 26, 2014

Sally Samuels, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant: File Nos.: Funds:	Lincoln Variable Insurance Products Trust (“Trust”) 811-08090 and 033-70742 LVIP SSgA Mid-Cap Index Fund (the “New Fund”)

Dear Ms. Samuels:

This letter responds to your comments to the Trust’s registration statement filed on June 12, 2014 under Rule 485(a) under the Securities Act of 1933, as amended, (the “Registration Statement”).

The following are your comments and the Trust’s responses.

1)	Please provide more specific information on the New Fund’s investment policy of investing 80% of its assets in securities held by its benchmark.
A.	The requested revision has been made.

2)	Please confirm that stock index futures are the only derivatives that will be used by the New Fund as a principal investment strategy.
A.	Stock index futures are the only derivatives that will be used by the New Fund as a principal investment strategy.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8083

Fax: 484-583-8182

Email: kristen.winsko@lfg.com

3)	Please describe why the New Fund uses stock index futures.
A.	We believe that the prospectus already explains why the New Fund uses stock index futures. The Registration Statement states “[t]he [New] Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P MidCap 400® Index…It also allows the [New] Fund to approach the returns of a fully invested portfolio while keeping cash on hand….”

4)	Please confirm that assets are segregated to cover futures positions. If applicable, state that such segregation may lead to the portfolio not being fully invested.
A.	The New Fund segregates assets to cover futures positions. However, the segregation of assets does not impact the New Fund’s ability to pursue its investment strategy. Instead, the use of stock index futures should allow the New Fund to remain fully invested. In addition, the liquid assets that are segregated may still provide the New Fund with market exposure.

5)	Please confirm that the prospectus summary includes the information required by Item 4.
A.	We believe that the information required by Item 4 is included. Item 4(a) requires a fund to summarize how it intends to achieve its investment objectives, based on the language contained in Item 9(b). Item 9 requires a fund to include detailed information on its investment strategy including policies and practices used to achieve the investment objective. Currently, the summary prospectus explains the New Fund’s investment in US securities and intent to track the S&P MidCap 400® Index while the full prospectus description of the New Fund’s investment strategy contains this information plus additional details on the New Fund’s strategy such as the New Fund’s ability to take temporary defensive positions.

6)	Please confirm whether the New Fund has any principal investment strategies that cannot be changed without shareholder vote.
A.	We confirm that no principal investment strategies require shareholder vote in order to be changed.

7)	On the back cover of the prospectus, the web address provided should be a URL of a page that allows a shareholder to navigate easily to shareholder documents.
A.	We have revised the address provided to direct shareholders to a landing page that includes one-click links to the shareholder documents for the New Fund.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8083

Fax: 484-583-8182

Email: kristen.winsko@lfg.com

8)	In the Statement of Additional Information (“SAI”) please explain why the language on page 55 was stricken.
A.	The language was deleted to make it more accurate.

9)	In the SAI, state that in the event illiquid assets exceed 15%, the New Fund will take measures to bring the amount of illiquid assets below 15%.
A.	The requested revision has been made.

10)	Please confirm that the list of entities in the portfolio holdings disclosure section of the SAI is complete.
A.	We confirm that no other entities should be listed. The language has been revised to avoid any confusion.

11)	Please provide the Tandy representations.
A.	The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement, and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any further comments.

Very truly yours,

/s/ Kristen N. Winsko

Kris N. Winsko, Esq.

Senior Counsel – Funds Management

Enclosures

cc:  Jill R. Whitelaw, Esq.

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